                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549













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                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940
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                            WARBURG, PINCUS TRUST II
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION



                  The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE


                  Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 9th day of May, 1997.


                              Signature: WARBURG, PINCUS TRUST II
                                         (Name of Registrant)


                              By:     /s/Eugene P. Grace
                                   Name: Eugene P. Grace
                                   Title:Vice President and
                                         Secretary




Attest:/s/Linda S. Iovan
 Name:    Linda S. Iovan
 Title:   V.P., Warburg, Pincus
          Counsellors, Inc.